November 25, 2015

FILED ON EDGAR

Rahul Patel

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: American Housing Income Trust, Inc.

Form S-11 Registration Statement

File No. 333-207465

Dear Mr. Patel:

            I have uploaded the redlined version of our amended registration statement on Form S-11, along with the proposed Tax Legal Opinion and updated Legal Opinion and Consent.  We are in the process of updating the Portfolio of Properties in light of our recent refinancing with FirstKey Mortgage, so it might take a day or so.  I wanted to get this over to you as soon as possible.  I will also be mailing two copies to your attention as requested.  Finally, I will be asking our filer to upload the “test-the-water” communications provided to me by management under separate cover pursuant to Rule 418.

            Thank you for your continued assistance.  Please feel free to contact me with any questions or concerns.

Very truly yours,

PAESANO AKKASHIAN APKARIAN, PC

/s/ Anthony R. Paesano

Anthony R. Paesano

ARP/ma